Wefunder, Inc.

Consolidated Financial Statements

December 31, 2020 and 2019

Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

WEFUNDER, INC.

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Wefunder, Inc.
San Francisco, California

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Wefunder, Inc. and subsidiaries (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wefunder, Inc. and subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

April 16, 2021
Glen Allen, Virginia

WEFUNDER, INC.

Consolidated Balance Sheets
December 31, 2020 and 2019

Assets	2020	2019
Current assets:		
Cash	$ 1,567,778	$ 1,595,842
Prepaid expenses and other assets	40,000	71,813
Total current assets	1,607,778	1,667,655
Property and equipment - net	17,442	29,960
Total assets	$ 1,625,220	$ 1,697,615
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 62,227	$ 107,352
Accrued expenses	17,669	44,715
Total liabilities	79,896	152,067
Stockholders' equity:		
Class A common stock $0.00005 par value; 82,317,432 shares authorized; 19,505,761 shares issued and outstanding as of December 31, 2020 and 18,327,107 shares issued and outstanding as of December 31, 2019	975	916
Class B common stock $0.00005 par value; 16,900,000 shares authorized; 8,900,000 shares issued and outstanding as of December 31, 2020 and 2019	445	445
Series seed preferred stock $0.00005 par value; 12,053,680 shares authorized; 12,053,680 shares issued and outstanding as of December 31, 2020 and 2019	603	603
Series seed-2 preferred stock $0.00005 par value; 5,656,000 shares authorized; 2,952,804 shares issued and outstanding as of December 31, 2020 and 2019	148	148
Series seed-3 preferred stock $0.00005 par value; 9,622,932 shares authorized; 6,728,284 shares issued and outstanding as of December 31, 2020 and 5,591,059 shares issued and outstanding as of December 31, 2019	336	280
Additional paid-in capital	11,615,722	10,391,340
Stock issuance receivable	(324,616)	(222,410)
Accumulated deficit	(9,748,289)	(8,625,774)
Total stockholders' equity	1,545,324	1,545,548
Total liabilities and stockholders' equity	$ 1,625,220	$ 1,697,615

See accompanying notes to consolidated financial statements.

WEFUNDER, INC.

Consolidated Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Revenue	$ 4,243,105	$ 2,373,669
Operating expenses	5,684,620	3,329,242
Operating loss	(1,441,515)	(955,573)
Other income (expense):		
Paycheck Protection Program loan forgiveness	312,500	-
Interest income	3,706	-
Other income	5,000	-
Interest expense	(2,206)	(1,500)
Total other income, net	319,000	(1,500)
Net loss	$ (1,122,515)	$ (957,073)

See accompanying notes to consolidated financial statements.

WEFUNDER, INC.

Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2020 and 2019

	Common Stock		Preferred Stock			SAFE - Future	Additional Paid-	Stock Issuance	Accumulated	
	Class A	Class B	Series Seed	Series Seed-2	Series Seed-3	Equity Obligation	in Capital	Receivable	Deficit	Total
Balance, January 1, 2019	$ 756	$ 445	$ 603	$ 148	$ -	$ 1,899,093	$ 5,906,089	$ (20,910)	$ (7,668,701)	$ 117,523
Stock options exercised	160	-	-	-	-	-	212,239	(201,500)	-	10,899
Issuance of SAFEs	-	-	-	-	-	1,011,596	-	-	-	1,011,596
Conversion of SAFEs into preferred stock	-	-	-	-	219	(2,910,689)	2,910,470	-	-	-
Issuance of preferred stock	-	-	-	-	61	-	1,301,500	-	-	1,301,561
Stock compensation	-	-	-	-	-	-	61,042	-	-	61,042
Net loss	-	-	-	-	-	-	-	-	(957,073)	(957,073)
Balance, December 31, 2019	916	445	603	148	280	-	10,391,340	(222,410)	(8,625,774)	1,545,548
Stock options exercised	59	-	-	-	-	-	105,757	(102,206)	-	3,610
Issuance of preferred stock	-	-	-	-	56	-	1,043,181	-	-	1,043,237
Stock compensation	-	-	-	-	-	-	75,444	-	-	75,444
Net loss	-	-	-	-	-	-	-	-	(1,122,515)	(1,122,515)
Balance, December 31, 2020	$ 975	$ 445	$ 603	$ 148	$ 336	$ -	$ 11,615,722	$ (324,616)	$ (9,748,289)	$ 1,545,324

See accompanying notes to consolidated financial statements.

WEFUNDER, INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (1,122,515)	$ (957,073)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	12,518	13,259
Stock compensation	75,444	61,042
Paycheck Protection Program loan forgiveness	(312,500)	-
Change in operating assets and liabilities:		
Prepaid expenses and other assets	31,813	(1,576)
Accounts payable	(45,125)	(88,901)
Accrued expenses	(27,046)	7,005
Net cash used in operating activities	(1,387,411)	(966,244)
Cash flows used in investing activities:		
Purchases of property and equipment	-	(16,491)
Cash flows from financing activities:		
Proceeds from Paycheck Protection Program loan	312,500	-
Proceeds from issuance of SAFEs - future equity agreements	-	1,011,596
Proceeds from issuance of common stock	3,610	10,899
Proceeds from issuance of preferred stock	1,043,237	1,301,561
Net cash provided by financing activities	1,359,347	2,324,056
Net change in cash	(28,064)	1,341,321
Cash, beginning of year	1,595,842	254,521
Cash, end of year	$ 1,567,778	$ 1,595,842
Supplemental disclosure of non-cash transactions:		
SAFEs converted to preferred stock	$ -	$ 2,910,470
Note receivable issued for stock	$ 100,000	$ 200,000

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies:

Nature of Business: Wefunder, Inc. was incorporated on June 1, 2012 in the State of Delaware and is headquartered in San Francisco, California. The Company operates a platform assisting businesses with capital raise campaigns.

During March 2020, a novel strain of coronavirus (COVID-19) outbreak was declared a worldwide health pandemic by the World Health Organization. The situation is evolving with various cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for various industries and individual companies throughout the world. Management will continue to monitor the impact COVID-19 has on the Company and will reflect the consequences as appropriate in the Company's consolidated financial records.

Management's Plans: The Company's updated strategic plan for 2021 and beyond is focused on supporting a growing number of startups in starting and growing their businesses and in raising capital, as well as allowing an increasing number of investors to invest as little as $100 in startups they care about. These objectives will be attained by making strategic product and programmatic improvements as well as growing the Wefunder team. The Company believes that by raising capital, it will enable it to effectively execute these goals and continue for a reasonable period of time.

Consolidation: The consolidated financial statements include the accounts of Wefunder, Inc. and its subsidiaries, Wefunder Advisors, LLC and Wefunder Portal, LLC. The Company's subsidiaries had no operations during 2020 and 2019.

Basis of Accounting: The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

1. Summary of Significant Accounting Policies, Continued:

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $255,818 for 2020 and $119,156 for 2019.

Paycheck Protection Program Loan: The Company's policy was to account for the Paycheck Protection Program loan ("PPP loan") as debt. The Company recorded the PPP loan as a liability until the loan was entirely forgiven and the Company was legally released, at which point the amount forgiven was recorded into other income in the consolidated statements of operations (see Note 9).

Revenue Recognition: The Company records revenue in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services.

The Company has one primary source of revenue providing services in relation to capital raises. These contracts consist of a single performance obligation and the Company's commission revenue is typically recognized upon the close of a capital raise campaign.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected at the completion of a capital raise campaign.

Income Taxes: Deferred income taxes are provided on temporary differences between consolidated financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for consolidated financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements.

1. Summary of Significant Accounting Policies, Continued:

Income Tax Uncertainties, Continued: This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Stock-Based Compensation: The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the consolidated statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

Subsequent Events: Management has evaluated subsequent events through April 16, 2021, the date the consolidated financial statements were available for issuance, and has determined that other than disclosed below, there are no subsequent events to be reported in the accompanying consolidated financial statements.

During March 2021, the Company raised approximately $2,600,000 through the issuance of 1,240,939 shares of preferred stock.

2. Property and Equipment:

Property and equipment consisted of the following at December 31:

	2020	2019
Computer equipment	$ 56,917	$ 56,917
Furniture and fixtures	14,302	14,302
	71,219	71,219
Less - accumulated depreciation	53,777	41,259
	$ 17,442	$ 29,960

Depreciation expense was $12,518 for 2020 and $13,259 for 2019.

3. Stockholders' Equity:

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 126,550,044 shares of stock, consisting of 99,217,432 shares of common stock, $.00005 par value per share, and 27,332,612 shares of preferred stock, $.00005 par value per share. Authorized common stock was divided into two classes, designated as Class A (82,317,432 shares) and Class B (16,900,000 shares) at December 31, 2020 and 2019. Authorized preferred stock was divided into three classes, designated as Series Seed (12,053,680 shares), Series Seed-2 (5,656,000 shares) and Series Seed-3 (9,622,932 shares) at December 31, 2020 and 2019.

The Company has issued and outstanding 28,405,761 and 27,227,107 shares of common stock at December 31, 2020 and 2019, respectively. The Company has issued and outstanding 21,734,768 and 20,597,543 shares of preferred stock at December 31, 2020 and 2019, respectively. The holder of each share of stock is entitled to one vote. Holders of each series of preferred stock are entitled to vote together with the holders of common stock as a single class. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

During 2020, the Company issued $100,000 in a note receivable to a founder of the Company in exchange for exercising stock options for 1,136,363 shares of Class A common stock. The note accrues interest at 1.51% per annum and the outstanding principal and interest is due upon maturity in October 2024. During 2019, the Company issued $200,000 in note receivables to the founders of the Company in exchange for exercising stock options for 2,386,363 shares of Class A common stock. The notes accrue interest at 1.51% per annum and the outstanding principal and interest is due upon maturity in October 2023. The Company has a note receivable outstanding to a founder of the Company for a total principal amount of $20,910 in exchange for exercising stock options for 139,400 shares of Class A common stock. The note accrues interest at 1.75% per annum and the outstanding principal and interest is due upon maturity in January 2024. These notes including accrued interest are presented in the accompanying consolidated statements of changes in stockholders' equity.

During 2019, the Company issued $1,011,596 in SAFEs bringing the total outstanding SAFE balance to $2,910,689. The Company then converted the total outstanding balance of $2,910,689 into 4,382,160 shares of Series Seed-3 preferred stock in December 2019.

4. Stock Option Plan:

The Company has granted options to certain employees and non-employees pursuant to the terms of its Equity Incentive Plan. Under the Equity Incentive Plan dated June 1, 2014, the maximum number of shares available to be granted was 25,634,417. As of December 31, 2020 and 2019, there were 7,537,865 and 15,766,402 shares available for future issuance. Options vest over various terms ranging from vesting ratably over four or five year vesting terms with some options containing a six month cliff vesting clause.

4. Stock Option Plan, Continued:

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The Company uses the Black-Scholes pricing model to value options.

A summary of the Company's stock options outstanding at December 31, 2020 and 2019 and changes during the years then ended, is presented below:

	Exercise price per share		
	Number of Options	Range of Exercise Price	Weighted Average
Outstanding, January 1, 2019	3,902,210	$ 0.01 - 0.19	$ 0.15
Granted	12,749,378	0.08 - 0.09	0.08
Excercised	(3,915,803)	0.01 - 0.19	0.08
Forfeited	(2,867,770)	0.08 - 0.19	0.18
Outstanding, December 31, 2019	9,868,015	0.08 - 0.09	0.08
Granted	9,614,900	0.20	0.20
Excercised	(1,236,363)	0.08 - 0.09	0.09
Forfeited	(150,000)	0.08	0.08
Outstanding, December 31, 2020	18,096,552	$ 0.08 - 0.19	$ 0.14

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2020:

	Options Outstanding at December 31, 2020			Options Exercisable at December 31, 2020	
Range of Exercise Prices	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.08	7,154,378	8.70		1,823,713	
$ 0.09	1,327,274	8.69		537,122	
$ 0.20	9,614,900	9.86		102,883	
Total	18,096,552		$ 0.14	2,463,718	$ 0.09

4. Stock Option Plan, Continued:

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2019:

	Options Outstanding at December 31, 2019			Options Exercisable at December 31, 2019	
Range of Exercise Prices	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.08	7,404,378	9.70		413,013	
$ 0.09	2,463,637	9.69		205,303	
Total	9,868,015		$ 0.08	618,316	$ 0.08

The fair value of each option was estimated as of the grant date using the Black-Scholes pricing model. The assumptions used in calculating the estimated fair values of stock options granted during 2020 and 2019 are as provided below:

	2020	2019
Stock price	$0.20	$0.08
Expected life of options (in years)	3 yrs	3 yrs
Exercise price	$0.20	$0.08 - $0.09
Expected stock price volatility	40.00%	40.00%
Discount rate - bond equivalent yield	0.85%	2.46%

The Company recognized stock compensation expense of $75,444 and $61,042 in 2020 and 2019, respectively. Unrecognized compensation expense totaling $681,819 is expected to be recognized through 2025.

5. Lease:

The Company leased its office spaces through a non-cancelable operating lease agreement. The lease was terminated in October 2020. The lease called for monthly rent payments of $18,500 as well as various common area maintenance charges. Rent expense was $221,336 for 2020 and $281,172 for 2019.

6. Retirement Plan:

The Company sponsors a savings and retirement plan qualifies under Section 401(k) of the Internal Revenue Code. The plan is available to all full time employees upon beginning employment with the Company. The Company matches up to 4% of employee contributions. The Company's expenses under this plan were $26,816 for 2020 and $2,268 for 2019.

7. Related Party Transactions:

During 2020 and 2019, the Company issued various note receivables to founders of the Company in exchange for the exercise of stock options (see Note 3).

8. Income Taxes:

The Company has federal and state net operating loss carry forwards of approximately $10,400,000 at December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

9. Paycheck Protection Program Loan:

In response to the economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for PPP loans to provide a direct incentive for employers to keep their employees on the payroll. A PPP loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities, as further defined in the CARES Act.

The Company applied for and was approved for one PPP loan totaling $312,500. The loan was funded in May 2020. The loan accrued interest at 1.0% but payments were not required to begin for ten months after the end of the period covered by the loan. The Company was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP Loans was uncollateralized and was fully guaranteed by the Federal government.

As of December 31, 2020, the Company had used all of the loan proceeds for qualifying costs for the loan. The Company applied for and was approved for loan forgiveness as of November 6, 2020 for the $312,500 loan. The forgiveness of the loan is recognized as other income on the accompanying 2020 consolidated statements of operations.